UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 14D-9/A

(Amendment No. 7)

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

WILLIAM LYON HOMES

(Name of Subject Company)

WILLIAM LYON HOMES

(Name of Person Filing Statement)

Common Stock, par value $.01 per share

(Title of Class of Securities)

552074 10 6

(CUSIP Number of Class of Securities)

Jeffrey A. Le Sage, Esq.

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071-3197

(213) 229-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 7 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) originally filed on March 31, 2006 with the Securities and Exchange Commission (the “SEC”) by William Lyon Homes (the “Company”), a Delaware corporation, as previously amended on April 3, 2006, April 11, 2006, April 20, 2006, April 25, 2006, May 2, 2006 and May 16, 2006, relating to the tender offer by General William Lyon (“General Lyon” or the “Offeror”) pursuant to which General Lyon offered to purchase all of the outstanding common stock of the Company (the “Common Stock”) that he did not beneficially own. The tender offer was made on the terms and subject to the conditions described or referenced in the Tender Offer Statement on Schedule TO, together with the exhibits thereto, filed by the Offeror on March 17, 2006 with the SEC, as amended or supplemented. On March 17, 2006, the Company’s board of directors (the “Board”) formed a special committee of independent directors (the “Special Committee”) to evaluate the tender offer, to prepare, file and distribute this Statement, and to take all other action necessary, appropriate, or advisable regarding the tender offer.

Item 8. Additional Information.

The following information is hereby added under Item 8 of the Statement.

Expiration of the Subsequent Offering Period

The subsequent offering period expired at midnight, New York City time, on May 17, 2006. The amended Schedule TO filed by General Lyon on May 18, 2006 indicated that, according to Computershare Trust Company of New York, the depositary for the Offer (the “Depositary”), 65,555 Shares were validly tendered and not withdrawn prior to the expiration of the subsequent offering period, bringing the total number of Shares tendered in the Offer to 1,711,215, including 310,652 Shares that remain subject to guaranteed delivery procedures. Together with the shares already owned by General Lyon and the Trusts, the tendered Shares (including the 310,652 Shares tendered through guaranteed delivery procedures) represent approximately 90.87% of the Common Stock. The Offeror has accepted for payment all Shares validly tendered during the subsequent offering period, and stockholders whose Shares were validly tendered during the subsequent offering period will promptly receive the Revised New Offer Price of $109.00 per Share, in cash, without interest.

According to the amended Schedule TO filed on May 18, 2006, as soon as practicable following receipt by the Depositary of the remaining Shares tendered through guaranteed delivery procedures, the Offeror and the Trusts intend to contribute all of the Common Stock they own (including, in the case of the Offeror, all of the tendered Shares) to WLH Acquisition Corp. (the “Sub”), a newly formed Delaware corporation. Assuming valid delivery of a sufficient number of Shares tendered through the guaranteed delivery procedures for General Lyon and the Trusts to accumulate at least 90% of the Common Stock, the Offeror then intends to effect a merger of the Sub with the Company (the “Merger”) pursuant to the “short-form” merger provisions of Section 253 of the DGCL.

After the Merger, the Company will continue as the surviving entity under the DGCL and will be a privately held company, owned only by the Offeror and the Trusts. When the Merger becomes effective, each outstanding Share, except those held by stockholders who properly exercise their appraisal rights under the DGCL, will, by virtue of the Merger and without any action by the holders of the Shares, be cancelled and converted into the right to receive the Revised New Offer Price of $109.00 per Share, in cash, without interest, less any required withholding tax, upon the surrender of the certificate(s) representing such Shares.

Item 9. Exhibits.

The information contained in Item 9 of the Statement and the Exhibit Index is hereby amended and supplemented as follows:

Exhibit No.	Description

(a)(21)	Press Release issued by General William Lyon on May 18, 2006 (incorporated by reference to Exhibit (a)(5)(H) to Amendment No. 9 to the Schedule TO filed by General Lyon on May 18, 2006)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WILLIAM LYON HOMES

Dated: May 19, 2006	By:	/s/ WADE H. CABLE
	Name: Title:	Wade H. Cable President and Chief Operating Officer

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